QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 433
Dated January 11, 2007
Registration Statement Nos. 333-126932 and 333-139916
Supplementing Preliminary Prospectus Supplement Dated January 9, 2007, and
Prospectus dated August 5, 2005

PRICING TERM SHEET

Issuer:	Iron Mountain Incorporated
Issue:	Euro Senior Subordinated Notes due 2018
Offering Size:	€225,000,000
Coupon:	6.75% per annum, payable semi-annually, April 15 and October 15, commencing April 15, 2007
Maturity:	October 15, 2018
Bund Benchmark:	3.750% due January 2017
Price to Public (Issue Price):	98.990%, plus accrued interest from October 17, 2006
Gross Proceeds:	€222,727,500
Gross Spread:	1.50%
All-in Price:	97.505%, plus accrued interest from October 17, 2006
Net Proceeds to Issuer:	€219,386,588 (before offering expenses and excluding accrued interest)
Optional Redemption:	Make-Whole Bund Rate + 75 bps until October 15, 2011
Call Prices:	10/15/11 103.375%
10/15/12 102.250%
10/15/13 101.125%
10/15/14 and thereafter 100.000%
Equity Clawback:	Par plus the coupon until October 15, 2009 provided at least €50,000,000 aggregate principal amount of notes remain outstanding
Tax Redemption:	Par in the event the issuer is required to pay Additional Amounts as a result of a change in law
Minimum Denomination:	€50,000
Trade Date:	January 11, 2007
Settlement Date:	January 19, 2007
Day Count Convention:	30/360
ISIN:	XS0282770675
Sole Bookrunner:	Bear, Stearns International Limited
Co-Managers:	Barclays Capital, HSBC, JPMorgan and The Royal Bank of Scotland BNP Paribas, Calyon Securities (USA), HBOS and Lloyds TSB

        The offering size disclosed in the preliminary prospectus supplement dated January 9, 2007 (the "Preliminary Prospectus Supplement") was €175.0 million, rather than the €225.0 million we are issuing. We intend to use the additional €47.0 million in net proceeds we will receive from the offering to repay amounts outstanding on our Iron Mountain term loan facility. As a result, and giving pro forma effect to the other transactions described in "Capitalization" on page S-18 in the Preliminary Prospectus Supplement, we would have had $203,572 (in thousands) outstanding on our Iron Mountain term loan facility, rather than $263,221 (in thousands) disclosed in the "As Adjusted" column on page S-18 of the Preliminary Prospectus Supplement. Our Iron Mountain term loans are senior to the notes. No other amount will change in the "As Adjusted" column on page S-18 in the Preliminary Prospectus Supplement as a result of the increase in the notes being issued, except that (1) the amount outstanding of the 6 3/4% Euro Senior Subordinated Notes due 2018 increased from $259,919 to $320,476, (2) Total Long-Term Debt increased from $2,658,733 to $2,659,641, (3) Total Shareholders'

Equity decreased from $1,503,305 to $1,503,093, and (4) Total Capitalization increased from $4,162,038 to $4,162,734 (each dollar amount in clauses (1) to (4) of this sentence in thousands).

        In addition, giving pro forma effect to this offering and the other transactions described in "Capitalization" on page S-18 in the Preliminary Prospectus Supplement, (1) the notes would have been subordinated to $232.5 million of our and our subsidiary guarantor indebtedness; and (2) the notes would have ranked equally with $1,947.4 million (includes $2.5 million of net premiums) of our and our subsidiary guarantor's other senior subordinated debt and trade payables.

        The last sentence on page S-12 of the Preliminary Prospectus Supplement is hereby replaced in its entirety with the following: "Our existing term loans and credit facilities would permit additional borrowings, under such facilities (subject to customary borrowing conditions) or otherwise, of up to $219.8 million as of September 30, 2006 assuming we had completed our October 2006 offering and this offering on September 30, 2006 and applied the net proceeds from these offerings as described under "Capitalization." Additional borrowings under such facilities would be, and other borrowings could be, senior to the notes and the subsidiary guarantees."

        In connection with the sale of the notes, Bear, Stearns International Limited (the "Stabilizing Manager") (or persons acting on behalf of the Stabilizing Manager) may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Manager (or persons acting on behalf of a Stabilizing Manager) will undertake stabilization action. Any stabilization action may begin on or after the date on which adequate public disclosure of the terms of the offer of the notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the notes and 60 days after the date of the allotment of the notes.

        The issuer has filed two registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus included in the registration statements and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204.

QuickLinks

PRICING TERM SHEET